Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated August 15, 2025 to the Form F-1 of Lianhe Sowell International Group Ltd, relating to the audit of the consolidated balance sheets of Lianhe Sowell International Group Ltd and its subsidiaries (the “Company”) as of March 31, 2025, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended March 31, 2025 and the related notes (collectively referred to as the “financial statements”) included herein.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
July 1, 2026	Certified Public Accountants
PCAOB ID No. 1171